This filing is made pursuant to Rule 424(b)(3)
under the Securities Act of 1933 in connection
with Registration No. 333-148902.

PROSPECTUS
STAAR Surgical Company
7,690,849 Shares of Common Stock
     This is an offering of common stock of STAAR Surgical Company, or STAAR. All of the shares are being offered by the selling stockholders listed in the section of this prospectus entitled “Selling Stockholders.” We will not receive any of the proceeds from the sale of the 7,690,849 shares being offered by the selling stockholders. The price to the public of each share will be determined by the stockholder selling it.
     Our common stock is traded on the Nasdaq Global Market under the trading symbol “STAA.” On April 24, 2008, the last reported price of our common stock on the Nasdaq Global Market was $2.36.
     Investment in our securities involves a high degree of risk. Please carefully consider the “Risk Factors” on page 6 of this prospectus.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy this prospectus or the accompanying prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is April 25, 2008.

     You should rely only on the information contained in this prospectus and information to which we have referred you. We have not authorized anyone else to provide you with different information. In particular, we have not authorized any dealer or salesperson to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representation. This prospectus is an offer to sell only the securities it specifically describes on the front of the document, and only under circumstances and in jurisdictions where we can lawfully do so. You should assume that the information in this prospectus is accurate only as of the date on the front of the document. Any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time this prospectus is delivered or the time a security is sold.
     Before purchasing our common stock, you should carefully read this prospectus, together with the additional information about us described under “Where You Can Find More Information” and “Incorporation of Documents by Reference.”
     You should assume that the information in this prospectus is accurate only as of the date on the cover page. Any information we have incorporated by reference in this prospectus is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, financial condition, results of operations and prospects may have changed materially since that date.
     This prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction.
     We further note that any representations, warranties and covenants we may have made in any agreement filed as an exhibit to any document incorporated by reference in the accompanying prospectus were made solely for the benefit of the parties to that agreement, including, in some cases, for the purpose of allocating risk among the parties to the agreement. You should not deem these to be representations, warranties or covenants to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made.

Accordingly, you should not rely on such representations, warranties and covenants as accurately representing the current state of our affairs.
          Unless the context otherwise requires, the terms “we,” “our” or “us” and “STAAR” refer to STAAR Surgical Company and its subsidiaries
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     Statements in this prospectus that are not statements of historical fact are forward-looking statements. Forward-looking statements also appear in the other documents to which we refer you in this prospectus. They may be found, among other places, in the sections entitled “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our most recent report on Form 10-K, in our quarterly reports on Form 10-Q, and amendments to these documents filed with the SEC. These statements relate to our future plans, objectives, expectations and intentions. Among other things, forward-looking statements include statements about the following:
•	our strategy;

•	our business prospects including expectations for revenue or other performance of our business or of specific products;

•	the status of applications for approval of products by the FDA or regulatory agencies of other countries;

•	sufficiency of our cash reserves;

•	product development;

•	research and development and other expenses; and

•	legal risks.
You may also generally identify forward-looking statements by the use of words such as “expect,” “anticipate,” “intend,” “plan” and similar expressions.
     You should not place undue reliance on our forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous risks and uncertainties that are beyond our control, including those we discuss in “Risk Factors” and elsewhere in this prospectus, in the accompanying prospectus and in our other reports we file with the SEC. The forward-looking statements in this prospectus speak only as of the date shown on the cover page, and you should not rely on these statements without also considering the risks and uncertainties associated with these statements and our business.

PROSPECTUS SUMMARY
     STAAR Surgical Company develops, manufactures and sells visual implants and other innovative ophthalmic products to improve or correct the vision of patients with cataracts and refractive conditions. We manufacture products in the U.S., Switzerland and Japan and distribute our products worldwide.
     Cataract Surgery
     Most of our revenue is generated by manufacturing and selling foldable intraocular lenses, known as IOLs, and related products for cataract surgery. A foldable IOL is a prosthetic lens used to replace a cataract patient’s natural lens after it has been extracted in minimally invasive small incision cataract extraction. STAAR makes IOLs out of silicone and out of Collamer®, STAAR’s proprietary biocompatible collagen copolymer lens material. STAAR’s IOLs are available in both three-piece and one-piece designs. Over the years, we have expanded our range of products for use in cataract surgery to include the following:
•	The silicone Toric IOL, used in cataract surgery to treat preexisting astigmatism;

•	The Preloaded Injector, a three-piece silicone or acrylic IOL preloaded into a single-use disposable injector;

•	STAARVISC™ II, a viscoelastic material which is used as a tissue protective lubricant and to maintain the shape of the eye during surgery;

•	STAAR SonicWAVEtm Phacoemulsification System, a medical device system used to remove a cataract patient’s cloudy lens through a small incision using ultrasound and suction. STAAR’s SonicWAVE system features low energy and high vacuum characteristics; and

•	Cruise Control, a disposable filter which allows for a faster, cleaner phacoemulsification procedure and is compatible with all phacoemulsification equipment utilizing Venturi and peristaltic pump technologies.
     Refractive Surgery
     Manufacturing and selling lenses for refractive surgery is an increasingly important source of revenue for STAAR. We have used our proprietary biocompatible Collamer material to develop and manufacture implantable Collamer lenses, or ICLs. STAAR’s VISIANTM ICL and VISIAN™ Toric ICL, or TICL™, treat refractive disorders such as myopia (near-sightedness), hyperopia (far-sightedness) and astigmatism. These disorders of vision affect a large proportion of the population. Unlike the IOL, which replaces a cataract patient’s cloudy lens, these products are designed to work with the patient’s natural lens to correct refractive disorders. The surgeon implants the foldable Visian lens through a tiny incision, generally under local anesthesia. STAAR began selling the Visian ICL outside the U.S. in 1996 and inside the U.S. in 2006. STAAR began selling the Visian TICL outside the U.S. in 2002. These products are sold in more than 40 countries. STAAR’s goal is to establish the position of the ICL and TICL throughout the world as a primary choice for refractive surgery.

     Distribution
     STAAR’s wholly owned subsidiary, Domilens Vertrieb fuer medizinische Produkte GmbH is a leading distributor of ophthalmic products in Germany. Products sold by Domilens include implantable lenses, related surgical equipment, consumables and other supplies. Domilens sells custom surgical kits that incorporate a surgeon’s preferred supplies and consumables in a single ready-to-use package, and services phacoemulsification and other surgical equipment. In addition to distributing and servicing products of third party manufacturers, Domilens distributes STAAR’s refractive products and Preloaded Injectors.
     Other Products
     We have also developed the AquaFlow™ Collagen Glaucoma Drainage Device, as an alternative to current methods of treating open-angle glaucoma. The AquaFlow Device is implanted in the sclera (the white of the eye), using a minimally invasive procedure, for the purpose of reducing intraocular pressure.
     We also sell other instruments, devices and equipment that we manufacture or that are manufactured by others in the ophthalmic industry. In general, these products complement STAAR’s proprietary product range and are intended to allow us to compete more effectively.
     Operations
     STAAR has significant operations both within and outside the U.S., and receives the majority of its revenue from its activities outside the U.S. STAAR’s principal business units and their operations are as follows:
•	United States. STAAR operates its global administrative headquarters and a manufacturing facility in Monrovia, California. The Monrovia manufacturing facility principally makes Collamer and silicone IOLs and injector systems for IOLs and ICLs. STAAR also manufactures the Collamer material in the U.S.

•	Switzerland. STAAR operates an administrative and manufacturing facility in Nidau, Switzerland under its wholly owned subsidiary, STAAR Surgical AG. The Nidau manufacturing facility makes all of STAAR’s ICLs and TICLs and also manufactures Collamer IOLs. STAAR Surgical AG handles distribution and other administrative affairs for Europe and other territories outside North America and Japan.

•	Japan. Through its wholly owned subsidiary, STAAR Japan, Inc., STAAR operates an administrative facility in Tokyo, Japan and a manufacturing facility in Ichikawa City. All of STAAR’s preloaded injectors are manufactured at the Ichikawa City facility. STAAR Japan is also currently seeking approval from the Japanese regulatory authorities to market in Japan STAAR’s Visian® ICL™, Collamer® IOL and AquaFlow® Device.

•	Germany. STAAR’s wholly owned subsidiary, Domilens Vertrieb Fur Medezine GmbH, operates its distribution business at facilities in Hamburg, Germany.
     Corporate Information
     Originally incorporated in California in 1982, STAAR reincorporated in Delaware in 1986. Our executive offices are located at 1911 Walker Avenue, Monrovia, California 91016, and our telephone number is (626) 303-7902. Our website address is www.staar.com. The information on our website is not a part of this prospectus.
     STAAR Surgical Company, STAAR’s Logo, Visian®, Collamer®, STAARvisc™, SonicWAVE™ and AquaFlow™ are trademarks of STAAR in the U.S. and other countries. Collamer® is the brand name for STAAR’s proprietary collagen copolymer lens material.
The Offering
     The selling stockholders listed in the section of this prospectus entitled “Selling Stockholders” may offer and sell up to 7,690,849 shares of our common stock. These shares include all of the common stock issuable on conversion of 1,700,000 shares of Series A Convertible Preferred Stock, 700,000 shares of common stock issuable on exercise of outstanding warrants granted to Broadwood Partners, L.P., 700,000 shares of common stock issuable on the exercise of additional warrants that may be granted to Broadwood on June 1, 2009, and 4,590,849 shares of common stock currently owned by Broadwood and its affiliates.
     Under this prospectus, the selling stockholders may sell their shares of common stock in the open market at prevailing market prices or in private transactions at negotiated prices. It may sell the shares directly, or may sell them through underwriters, brokers or dealers. Underwriters, brokers or dealers may receive discounts, concessions or commissions from the selling stockholders or from the purchaser, and this compensation might be in excess of the compensation customary in the type of transaction involved. See the section of this prospectus entitled “Plan of Distribution.”
     We will not receive any proceeds from the potential sale of the 7,690,849 shares offered by the selling stockholders. However, of the 5,990,849 shares that Broadwood Partners L.P. may sell under this prospectus, 1,400,000 shares must first be purchased from us on the exercise of outstanding warrants or additional warrants that may be issued on June 1, 2009. The exercise price of the warrants is $4 per share, which may be paid in cash or, when the market price of our common stock exceeds $4 per share, by surrendering the warrants in a net cashless exercise for a lesser number of shares as described in the section of this prospectus entitled “Plan of Distribution.” We intend to use cash received on the exercise of warrants, if any, for general corporate purposes.
     If Broadwood’s investment in STAAR results in Broadwood being deemed a “control person” of STAAR, Broadwood will be subject to restrictions on its ability to offer or resell STAAR securities without registration. Accordingly, in connection with the Senior Promissory Note entered into by STAAR and Broadwood on December 14, 2007, along with the registration of the shares issuable on exercise of the warrants, STAAR is registering for resale the 4,590,849 shares of Common Stock currently owned by Broadwood to preserve the liquidity of those shares if Broadwood is deemed a control person of STAAR.

RISK FACTORS
     Investment in our securities involves a high degree of risk. Please carefully consider the following risk factors. Each of these describes a circumstance that has the potential to materially harm our business, operating results or financial condition and reduce the value of an investment in our securities. It is important for investors to read and consider all of them.
Risks Related to Our Business
We have a history of losses and anticipate future losses.
     We have reported losses in each of the last several fiscal years and have an accumulated deficit of $98.4 million as of September 28, 2007. There can be no assurance that we will report net income in any future period.
We have only limited working capital and limited access to financing.
     Our cash requirements continue to exceed the level of cash generated by operations and we expect to continue to seek additional resources to support and expand our business, such as debt or equity financing. Because of our history of losses and negative cash flows, our ability to obtain adequate financing on satisfactory terms is limited. Our ability to raise financing through sales of equity securities depends on general market conditions and the demand for STAAR’s common stock. We may be unable to raise adequate capital through sales of equity securities, and if our stock has a low market price at the time of such sales our existing stockholders could experience substantial dilution. An inability to secure additional financing could prevent the expansion of our business and jeopardize our ability to continue operations.
We may have limited ability to fully use our recorded tax loss carryforwards.
     We have accumulated approximately $89.4 million of tax loss carryforwards as of December 29, 2006 to be used in future periods if we become profitable. If we were to experience a significant change in ownership, Internal Revenue Code Section 382 may restrict the future utilization of these tax loss carryforwards even if we become profitable.
FDA compliance issues have harmed our reputation and we expect to devote significant resources to maintaining compliance in the future.
     The Office of Compliance of the FDA’s Center for Devices and Radiological Health regularly inspects STAAR’s facilities to determine whether we are in compliance with the FDA Quality System Regulations relating to such things as manufacturing practices, validation, testing, quality control, product labeling and complaint handling, and in compliance with FDA Medical Device Reporting regulations and other FDA regulations. The FDA also regularly inspects for compliance with regulations governing clinical investigations.
     Based on the results of the FDA inspections of STAAR’s Monrovia, California facilities in 2005 and 2006, STAAR believes that it is substantially in compliance with the FDA’s Quality System Regulations and Medical Device Reporting regulations. However, between December 29, 2003 and July 5, 2005 we received Warning Letters and other correspondence indicating that the FDA found STAAR’s Monrovia, California facility in violation of applicable regulations, warning of possible enforcement action and suspending approval of new implantable devices. The FDA’s findings of compliance deficiencies during that period harmed our reputation in the ophthalmic industry, affected our product sales and delayed FDA approval of the ICL.

     On June 26, 2007 the Company received a Warning Letter from the FDA citing four areas of noncompliance noted by the FDA’s Bioresearch Monitoring branch during its inspection of STAAR’s clinical study procedures, practices, and documentation related to the TICL. STAAR provided its written response to the Warning Letter to the FDA on July 31, 2007. If the FDA does not find the Company’s response adequate, further administrative action could follow, including actions that could restrict STAAR as a sponsor of clinical investigations or preclude approval of the application for approval of the TICL. The deficiencies cited in the Warning Letter have also been cited by the Office of Device Evaluation in a letter placing an integrity hold on the TICL application. While BIMO’s oversight covers clinical research, rather than the manufacturing, quality and device reporting issues that have been STAAR’s greatest focus in its recent compliance initiatives, STAAR believes that the negative publicity from the BIMO observations and Warning Letter has made it more difficult for STAAR to overcome the harm to its reputation resulting from past FDA proceedings.
     STAAR’s ability to continue its U.S. business depends on the continuous improvement of its quality systems and its compliance with FDA regulations. Accordingly, for the foreseeable future STAAR’s management expects its strategy to include devoting significant resources and attention to those efforts. STAAR cannot ensure that its efforts will be successful. Any failure to demonstrate substantial compliance with FDA regulations can result in enforcement actions that terminate, suspend or severely restrict our ability to continue manufacturing and selling medical devices. Please see the related risks discussed under the headings “We are subject to extensive government regulation, which increases our costs and could prevent us from selling our products” and “We are subject to federal and state regulatory investigations.”
Our primary strategy to restore profitability has been to penetrate the U.S. refractive market, but we have not sustained growth in that market.
     While products to treat cataracts continue to account for the majority of our revenue, we believe that increased income generated by sales of our Visian ICL refractive products, especially in the U.S., presents a near term opportunity for a return to profitability. Because the ICL offers superior visual outcomes for many patients seeking refractive surgery, STAAR believes a significant potential market for ICL exists in the U.S. However, since approval in December 2005, U.S. ICL sales have not reached expected levels, and over the first three quarters of 2007 did not show significant growth over 2006. STAAR’s principal competition for refractive patients comes from laser-based procedures such as LASIK, which are widely available in the U.S., better known and usually less expensive than ICL. In 2007 STAAR reorganized its U.S. sales force in order to more effectively overcome these challenges, but cannot yet determine if these efforts will yield significant growth in ICL sales. STAAR has limited resources to promote or advertise the ICL among consumers. Failure to successfully market the ICL in the U.S. will delay and may prevent growth and profitability.

FDA Approval of the Toric ICL, which could have a significant U.S. market, may be significantly delayed.
     Part of STAAR’s strategy to increase U.S. sales of refractive products has been a plan to introduce the Toric ICL, or TICL, a variant of the ICL that corrects both astigmatism and myopia in a single lens and that is marketed outside the U.S. STAAR believes the TICL also has a significant potential market in the U.S. and could accelerate growth of the overall refractive product line. STAAR submitted a premarket approval application (PMA) supplement for the TICL to the FDA on April 28, 2006, and received comments from the Office of Device Evaluation (ODE) on November 20, 2006 requesting that STAAR amend parts of the submission. On August 3, 2007 STAAR received a letter from ODE notifying STAAR that the TICL application would be placed on integrity hold until STAAR completed specified actions to the satisfaction of the FDA, including engaging an independent third party auditor to conduct a 100% data audit of patient records along with a clinical systems audit to ensure accuracy and completeness of data before submitting amendments to the application for the FDA’s review. Satisfying the requirements in the August 3, 2007 letter will likely delay any approval of the TICL. STAAR has engaged an independent auditor in order to satisfy the requirements of the August 3 letter. An independent audit will delay the approval of the TICL and STAAR cannot ensure that the auditor will ultimately be able to establish to the satisfaction of the FDA the accuracy and completeness of data supporting the TICL Application. If STAAR is required to conduct additional clinical studies, significant further delays and costs would likely result.
Our core domestic business has suffered declining sales.
     The foldable silicone IOL was once our largest source of sales. Since we introduced the product, however, competitors have introduced IOLs employing a variety of designs and materials. Over the years these products have taken an increasing share of the IOL market, while the market share for STAAR silicone IOLs has decreased. In particular, many surgeons now choose lenses made of acrylic material rather than silicone for their typical patients. In addition, our competitors have begun to offer multifocal or accommodating lenses that claim to reduce the need for cataract patients to use reading glasses; the market for these “presbyopic” lenses is expected to grow as a segment of the cataract market. Our competitors also introduced IOLs with advanced aspheric optics earlier than STAAR. In the first three fiscal quarters of 2007 STAAR’s U.S. cataract sales declined 14.1% over the comparable period of the prior year. Our newer line of IOLs made of our proprietary biocompatible Collamer material, and our newly introduced aspheric lenses, while intended to reverse the trend of declining domestic cataract product sales, may not permit us to recover the market share lost over the last several years.
Strikes, slow-downs or other job actions by doctors can reduce sales of cataract-related products.
     In many countries where STAAR sells its products, doctors, including ophthalmologists, are employees of the government, government-sponsored enterprises or large health maintenance organizations. In recent years, employed doctors who object to salary limitations, working rules, reimbursement policies or other conditions have sought redress through strikes, slow-downs and other job actions. These actions often result in the deferral of non-essential procedures, such as cataract surgeries, which affects sales of our products. For example, in fiscal year 2006, strikes and slow-downs by doctors in Germany were partly responsible for a drop in sales by our wholly owned subsidiary Domilens GmbH, which distributes ophthalmic products in Germany. Such problems could occur again in Germany or other regions and, depending on the importance of the affected region to STAAR’s business, the length of the action and its pervasiveness, job actions by doctors can materially reduce our sales revenue and earnings.

Our sales are subject to significant seasonal variation.
     We generally experience lower sales during the third quarter due to the effect of summer vacations on elective procedures. In particular, because sales activity in Europe drops dramatically in July and August, and European sales have recently accounted for a greater proportion of our total sales, this seasonal variation in our results has become even more pronounced.
We have lost sales in the U.S. as the result of the restructuring of our sales force and the discontinuation of arrangements with independent regional manufacturers’ representatives.
     In August 2007 STAAR began a comprehensive restructuring of its U.S. sales model and moved away from its historical reliance on independent regional manufacturers’ representatives to promote sales of its products. This coincides with STAAR’s election not to renew its last two long-term contracts with regional manufacturer’s representatives, which covered the southwestern and southeastern U.S. and expired on July 31, 2007. In place of its former structure STAAR has organized a direct sales force to sell its Visian ICL refractive products, and a mixed direct/independent sales force to sell cataract products. While STAAR intends through these changes to increase sales in the long term through greater control and specialization, the changes disrupted ordinary selling efforts in a substantial portion of the U.S. in the latter half of 2007. Management believes this disruption contributed to declining cataract sales and lack of ICL sales growth during the period. It is too early to determine whether the restructured sales force will function as expected, recapture lost sales or yield long-term improvement as hoped. If our restructured sales force does not perform as anticipated we may suffer continued poor performance in U.S. sales and further harm to our business and financial condition.
Product recalls have been costly and may be so in the future.
     Medical devices must be manufactured to the highest standards and tolerances, and often incorporate newly developed technology. From time to time defects or technical flaws in our products may not come to light until after the products are sold or consigned. In those circumstances, we have voluntarily recalled our products. Similar recalls could take place again. We may also be subject to recalls initiated by manufacturers of products we distribute. Courts or regulators can also impose mandatory recalls on us, even if we believe our products are safe and effective. Recalls can result in lost sales of the recalled products themselves, and can result in further lost sales while replacement products are manufactured, especially if the replacements must be redesigned. If recalled products have already been implanted, we may bear some or all of the cost of corrective surgery. Recalls may also damage our professional reputation and the reputation of our products. The inconvenience caused by recalls and related interruptions in supply, and the damage to our reputation, could cause professionals to discontinue using our products.

We could experience losses due to product liability claims.
     We have been subject to product liability claims in the past and continue to be so. Our third-party product liability insurance coverage has become more expensive and difficult to procure. Product liability claims against us may exceed the coverage limits of our insurance policies or cause us to record a loss in excess of our deductible. A product liability claim in excess of applicable insurance could have a material adverse effect on our business, financial condition and results of operations. Even if any product liability loss is covered by an insurance policy, these policies have retentions or deductibles that provide that we will not receive insurance proceeds until the losses incurred exceed the amount of those retentions or deductibles. To the extent that any losses are below these retentions or deductibles, we will be responsible for paying these losses. The payment of retentions or deductibles for a significant amount of claims could have a material adverse effect on our business, financial condition, and results of operations.
     Any product liability claim would divert managerial and financial resources and could harm our reputation with customers. We cannot assure you that we will not have product liability claims in the future or that such claims would not have a material adverse effect on our business.
We compete with much larger companies.
     Our competitors, including Alcon, Advanced Medical Optics and Bausch & Lomb, have much greater financial resources than we do and some of them have large international markets for a full suite of ophthalmic products. Their greater resources for research, development and marketing, and their greater capacity to offer comprehensive products and equipment to providers, make it difficult for us to compete. We have lost significant market share to some of our competitors.
Most of our products have single-site manufacturing approvals, exposing us to risks of business interruption.
     We manufacture all of our products either at our facilities in California or at our facility in Switzerland. Most of our products are approved for manufacturing only at one of these sites. Before we can use a second manufacturing site for an implantable device we must obtain the approval of regulatory authorities. Because this process is expensive, we have generally not sought approvals needed to manufacture at an additional site. If a natural disaster, fire, or other serious business interruption struck one of our manufacturing facilities, it could take a significant amount of time to validate a second site and replace lost product. We could lose customers to competitors, thereby reducing sales, profitability and market share.
The global nature of our business may result in fluctuations and declines in our sales and profits.
     Our products are sold in approximately 50 countries. Sales from international operations make up a significant portion of our total sales. For the first three fiscal quarters of 2007 sales from international operations were 65.5% of our total sales. International sales will most likely represent an even larger share of overall sales due to our acquisition of all remaining interests in STAAR Japan, Inc. on December 29, 2007. The results of operations and the financial position of certain of our offshore operations are reported in the relevant local currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements, exposing us to translation risk. In addition, we are exposed to transaction risk because some of our expenses are incurred in a different currency from the currency in which our sales are received. Our most significant currency exposures are to the Euro, the Swiss Franc, and the Australian dollar. The exchange rates between these and other local currencies and the U.S. dollar may fluctuate substantially. We have not attempted to offset our exposure to these risks by investing in derivatives or engaging in other hedging transactions.
     Economic, social and political conditions, laws, practices and local customs vary widely among the countries in which we sell our products. Our operations outside of the U.S. are subject to a number of risks and potential costs, including lower profit margins, less stringent protection of intellectual property and economic, political and social uncertainty in some countries, especially in emerging markets. Our continued success as a global company depends, in part, on our ability to develop and implement policies and strategies that are effective in anticipating and managing these and other risks in the countries where we do business. These and other risks may have a material adverse effect on our operations in any particular country and on our business as a whole. We price some of our products in U.S. dollars, and as a result changes in exchange rates can make our products more expensive in some offshore markets and reduce our sales. Inflation in emerging markets also makes our products more expensive there and increases the credit risks to which we are exposed.
The success of our international operations depends on our successfully managing our foreign subsidiaries.
     We conduct most of our international business through wholly owned subsidiaries. Managing distant subsidiaries and fully integrating them into STAAR’s business is challenging. While STAAR seeks to integrate its foreign subsidiaries fully into its operations, direct supervision of every aspect of their operations is impossible, and as a result STAAR relies on its local managers and staff. Cultural factors, language differences and the local legal climate can result in misunderstandings among internationally dispersed personnel, and increase the risk of failing to meet U.S. and foreign legal requirements, including with respect to the Sarbanes-Oxley Act of 2002 and the U.S. Foreign Corrupt Practices Act. These risks have increased now that we have completed the buy-out of our Japanese joint venture and made STAAR Japan, Inc. a wholly owned subsidiary. The risk that unauthorized conduct may go undetected will always be greater in foreign subsidiaries.
We obtain some of the components of our products from a single source, and an interruption in the supply of those components could reduce our sales.
     We obtain some of the components for our products from a single source. For example, only one supplier produces our viscoelastic product. The loss or interruption of any of these suppliers could increase costs, reducing our sales and profitability, or harm our customer relations by delaying product deliveries. Even when substitute suppliers are available, the need to certify regulatory compliance and quality standards of substitute suppliers could cause significant delays in production and a material reduction in our sales. Even when secondary sources are available, the failure of one of our suppliers could be the result of an unforeseen industry-wide problem, or the failure of our supplier could create an industry-wide shortage affecting secondary suppliers as well.

Our activities involve hazardous materials and emissions and may subject us to environmental liability.
     Our manufacturing, research and development practices involve the use of hazardous materials. We are subject to federal, state and local laws and regulations in the various jurisdictions in which we have operations governing the use, manufacturing, storage, handling and disposal of these materials and certain waste products. We cannot completely eliminate the risk of accidental contamination or injury from these materials. Remedial environmental actions could require us to incur substantial unexpected costs, which would materially and adversely affect our results of operations. If we were involved in a major environmental accident or found to be in substantial non-compliance with applicable environmental laws, we could be held liable for damages or penalized with fines.
We risk losses through litigation.
     From time to time we are party to various claims and legal proceedings arising out of the normal course of our business. These claims and legal proceedings relate to contractual rights and obligations, employment matters, claims of product liability. During 2007 we were also sued by two former Regional Manufacturers’ Representatives, who claimed $48 million and $32 million respectively for damages arising from interference with contracts and interference with prospective economic advantage. While we believe that these suits are without merit, and while we do not believe that any of the other claims known to us is likely to have a material adverse effect on our financial condition or results of operations, new claims or unexpected results of existing claims could lead to significant financial harm or expense. Even if we are successful in litigation, defending or prosecuting a claim involves significant expense.
We depend on key employees.
     We depend on the continued service of our senior management and other key employees. The loss of a key employee could hurt our business. We could be particularly hurt if any key employee or employees went to work for competitors. Our future success depends on our ability to identify, attract, train, motivate and retain other highly skilled personnel. Failure to do so may adversely affect our results.
We face the challenge of successfully integrating our new Japanese subsidiary.
     On December 29, 2007 STAAR completed a Share Purchase Agreement with Canon Inc. and Canon Marketing Japan Inc. to acquire all of the Canon companies’ interests in the joint venture Canon Staar Co., Inc. The joint venture company is now a wholly owned subsidiary of STAAR and has been renamed STAAR Japan, Inc. The intended benefits of the transaction are subject to numerous risks and uncertainties, including the following:
•	the risk that STAAR may not successfully integrate the former Canon Staar business or its employees into its overall business,

•	the risk that key employees of STAAR Japan may leave,

•	the risk that removal of the Canon name from STAAR Japan and its products may reduce its goodwill or the acceptance of its products,

•	the risk that STAAR Japan may not sustain current or prior sales levels or achieve projected levels,

•	the risk that STAAR’s limited access to information has limited its ability to accurately assess the projections of management of STAAR Japan, Inc.,

•	the risk that Japanese regulators may not approve the sale of the ICL or Collamer,

•	the risk of operating a foreign subsidiary with limited direct oversight, the risk that applying U.S. accounting standards and controls and procedures over financial reporting may be more difficult, more expensive or more time-consuming than anticipated,

•	STAAR’s reliance on the completeness and accuracy of information provided during its investigation of the STAAR Japan, Inc. business, and

•	the risk that STAAR Japan may find financing for its operations or for additional working capital purposes difficult to obtain on reasonable terms, if at all.
Changes in accounting standards could affect our financial results.
     The accounting rules applicable to public companies like STAAR are subject to frequent revision. Future changes in accounting standards could require us to change the way we calculate income, expense or balance sheet data, which could result in significant change to our reported results of operation or financial condition.
We are subject to international tax laws that could affect our financial results.
     STAAR conducts international operations through its subsidiaries. Tax laws affecting international operations are highly complex and subject to change. STAAR’s payment of income tax in the different countries where it operates depends in part on internal settlement prices and administrative charges among STAAR and its subsidiaries. These arrangements require judgments by STAAR and are subject to risk that tax authorities will disagree with those judgments and impose additional taxes, penalties or interest on STAAR. In addition, transactions that STAAR has arranged in light of current tax rules could have unforeseeable negative consequences if tax rules change.
If we suffer loss to our facilities due to catastrophe, our operations could be seriously harmed.
     We depend on the continuing operation of our manufacturing facilities in California and Switzerland, which have little redundancy or overlap among their activities. Our facilities are subject to catastrophic loss due to fire, flood, earthquake, terrorism or other natural or man-made disasters. Our California facilities are in areas where earthquakes could cause catastrophic loss. If any of these facilities were to experience a catastrophic loss, it could disrupt our operations, delay production, shipments and revenue and result in large expenses to repair or replace the facility. Our insurance for property damage and business interruption may not be sufficient to cover any particular loss, and we do not carry insurance or reserve funds for interruptions or potential losses arising from earthquakes or terrorism.

If we are unable to protect our information systems against data corruption, cyber-based attacks or network security breaches, our operations could be disrupted.
     We are significantly dependent on information technology networks and systems, including the Internet, to process, transmit and store electronic information. In particular, we depend on our information technology infrastructure for electronic communications among our locations around the world and between our personnel and our subsidiaries, customers, and suppliers. Security breaches of this infrastructure can create system disruptions, shutdowns or unauthorized disclosure of confidential information. If we are unable to prevent such security breaches, our operations could be disrupted or we may suffer financial damage or loss because of lost or misappropriated information.
Risks Related to the Ophthalmic Products Industry
If we fail to keep pace with advances in our industry or fail to persuade physicians to adopt the new products we introduce, customers may not buy our products and our sales may decline.
     Constant development of new technologies and techniques, frequent new product introductions and strong price competition characterize the ophthalmic industry. The first company to introduce a new product or technique to market usually gains a significant competitive advantage. Our future growth depends, in part, on our ability to develop products to treat diseases and disorders of the eye that are more effective, safer, or incorporate emerging technologies better than our competitors’ products. Sales of our existing products may decline rapidly if one of our competitors introduces a superior product, or if we announce a new product of our own. If we fail to make sufficient investments in research and development or if we focus on technologies that do not lead to better products, our current and planned products could be surpassed by more effective or advanced products. In addition, we must manufacture these products economically and market them successfully by persuading a sufficient number of eye-care professionals to use them. For example, glaucoma requires ongoing treatment over a long period; thus, many doctors are reluctant to switch a patient to a new treatment if the patient’s current treatment for glaucoma remains effective. This has been a challenge in selling our AquaFlow Device.
Resources devoted to research and development may not yield new products that achieve commercial success.
     We spent 11.5% of our sales on research and development during the nine months ended September 28, 2007, and we expect to spend approximately 10% for this purpose in future periods. Development of new implantable technology, from discovery through testing and registration to initial product launch, is expensive and typically takes from three to seven years. Because of the complexities and uncertainties of ophthalmic research and development, products we are currently developing may not complete the development process or obtain the regulatory approvals required for us to market the products successfully. Any of the products currently under development may fail to become commercially successful.

Changes in reimbursement for our products by third-party payors could reduce sales of our products or make them less profitable.
     Many of our products, in particular IOLs and products related to the treatment of glaucoma, are used in procedures that are typically covered by health insurance, HMO plans, Medicare, Medicaid, or other governmental sponsored programs in the U.S. and Europe. Third party payors in both government and the private sector continue to seek to manage costs by restricting the types of procedures they reimburse to those viewed as most cost-effective and by capping or reducing reimbursement rates. Whether they limit reimbursement prices for our products or limit the surgical fees for a procedure that uses our products, these policies can reduce the sales volume of our reimbursed products, their selling prices or both. For example, the Centers for Medicaid and Medicare have recently reduced the reimbursement rate for glaucoma procedures such as the implantation of our Aqua Flow Device. In some countries government insurers have sought to control costs by limiting the total number of procedures they will reimburse. The U.S. Congress has considered legislative proposals that would significantly change the system of public and private health care reimbursement, and will likely consider such changes again in the future. We are not able to predict whether new legislation or changes in regulations will take effect at the state or federal level, but if enacted these changes could significantly and adversely affect our business.
We are subject to extensive government regulation, which increases our costs and could prevent us from selling our products.
     STAAR is regulated by regional, national, state and local agencies, including the Food and Drug Administration, the Department of Justice, the Federal Trade Commission, the Office of the Inspector General of the U.S. Department of Health and Human Services and other regulatory bodies, as well as governmental authorities in those foreign countries in which we manufacture or distribute products. The Federal Food, Drug, and Cosmetic Act, the Public Health Service Act and other federal and state statutes and regulations govern the research, development, manufacturing and commercial activities relating to medical devices, including their pre-clinical and clinical testing, approval, production, labeling, sale, distribution, import, export, post-market surveillance, advertising, dissemination of information and promotion. We are also subject to government regulation over the prices we charge and the rebates we offer to customers. Complying with government regulation substantially increases the cost of developing, manufacturing and selling our products.
     In the U.S., we must obtain approval from the FDA for each product that we market. Competing in the ophthalmic products industry requires us to introduce new or improved products and processes continuously, and to submit these to the FDA for approval. Obtaining FDA approval is a long and expensive process, and approval is never certain. In addition, our operations are subject to periodic inspection by the FDA and international regulators. An unfavorable outcome in an FDA inspection may result in the FDA ordering changes in our business practices or taking other enforcement action, which could be costly and severely harm our business.
     Our new products could take a significantly longer time than we expect to gain regulatory approval and may never gain approval. If a regulatory authority delays approval of a potentially significant product, the potential sales of the product and its value to us can be substantially reduced. Even if the FDA or another regulatory agency approves a product, the approval may limit the indicated uses of the product, or may otherwise limit our ability to promote, sell and distribute the product, or may require post-marketing studies. If we cannot obtain timely regulatory approval of our new products, or if the approval is too narrow, we will not be able to market these products, which would eliminate or reduce our potential sales and earnings.
Regulatory investigations and allegations, whether or not they lead to enforcement action, can materially harm our business and our reputation.
     Failure to comply with the requirements of the FDA or other regulators can result in civil and criminal fines, the recall of products, the total or partial suspension of manufacture or distribution, seizure of products, injunctions, whistleblower lawsuits, failure to obtain approval of pending product applications, withdrawal of existing product approvals, exclusion from participation in government healthcare programs and other sanctions. Any threatened or actual government enforcement action can also generate adverse publicity and require us to divert substantial resources from more productive uses in our business. Enforcement actions could affect our ability to distribute our products commercially and could materially harm our business.
     From time to time STAAR is subject to formal and informal inquiries by regulatory agencies, which could lead to investigations or enforcement actions. Even when an inquiry results in no evidence of wrongdoing, is inconclusive or is otherwise not pursued, the agency generally is not required to notify STAAR of its findings and may not inform STAAR that the inquiry has been terminated.
     As a result of widespread concern about backdating of stock options and similar conduct among U.S. public companies, during 2006 and early 2007 STAAR conducted an investigation of its practices from 1993 to the present in granting stock options to employees, directors and consultants. STAAR’s investigation did not find evidence of fraud, deliberate backdating or similar practices. The investigation did uncover evidence of frequent administrative errors and delays, which STAAR investigated further and determined, would not have a material effect on its historical financial statements, either individually or in aggregate. STAAR believes that its investigation, while limited in scope, was reasonably designed to detect fraud and backdating and determine any material effect on its financial statements. However, STAAR cannot ensure that a more exhaustive investigation would not find additional errors or irregularities in option granting practices, the effect of which could be material.
     STAAR maintains a hotline for employees to report any violation of laws, regulations or company policies anonymously, which is intended to permit STAAR to identify and remedy improper conduct. Nevertheless, present or former employees may elect to bring complaints to regulators and enforcement agencies. The relevant agency will generally be obligated to investigate such complaints to assess their validity and obtain evidence of any violation that may have occurred. Even without a finding of misconduct, negative publicity about investigations or allegations of misconduct could harm our reputation with professionals and the market for our common stock. Responding to investigations can be costly, time-consuming and disruptive to our business.

We depend on proprietary technologies, but may not be able to protect our intellectual property rights adequately.
     We rely on contractual provisions, confidentiality procedures and patent, trademark, copyright and trade secrecy laws to protect the proprietary aspects of our technology. These legal measures afford limited protection and may not prevent our competitors from gaining access to our intellectual property and proprietary information. Any of our patents may be challenged, invalidated, circumvented or rendered unenforceable. Any of our pending patent applications may fail to result in an issued patent or fail to provide meaningful protection against competitors or competitive technologies. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of our proprietary rights. Any litigation could result in substantial expense, may reduce our profits and may not adequately protect our intellectual property rights.
     In addition, we may be exposed to future litigation by third parties based on claims that our products infringe their intellectual property rights. This risk is exacerbated by the fact that the validity and breadth of claims covered by patents in our industry may involve complex legal issues that are open to dispute. Any litigation or claims against us, whether or not successful, could result in substantial costs and harm our reputation. Intellectual property litigation or claims could force us to do one or more of the following:
•	cease selling or using any of our products that incorporate the challenged intellectual property, which would adversely affect our sales;

•	negotiate a license from the holder of the intellectual property right alleged to have been infringed, which license may not be available on reasonable terms, if at all; or

•	redesign our products to avoid infringing the intellectual property rights of a third party, which may be costly and time-consuming or impossible to accomplish.
We may not successfully develop and launch replacements for our products that lose patent protection.
     Most of our products are covered by patents that, if valid, give us a degree of market exclusivity during the term of the patent. We have also earned revenue in the past by licensing some of our patented technology to other ophthalmic companies. The legal life of a patent in the U.S. is 20 years from application. Patents covering our products will expire from this year through the next 20 years. Upon patent expiration, our competitors may introduce products using the same technology. As a result of this possible increase in competition, we may need to reduce our prices to maintain sales of our products, which would make them less profitable. If we fail to develop and successfully launch new products prior to the expiration of patents for our existing products, our sales and profits with respect to those products could decline significantly. We may not be able to develop and successfully launch more advanced replacement products before these and other patents expire.

Risks Related to Ownership of Our Common Stock
Our charter documents and contractual obligations could delay or prevent an acquisition or sale of our company.
     Our Certificate of Incorporation empowers the Board of Directors to establish and issue a class of preferred stock, and to determine the rights, preferences and privileges of the preferred stock. These provisions give the Board of Directors the ability to deter, discourage or make more difficult a change in control of our company, even if such a change in control could be deemed in the interest of our stockholders or if such a change in control would provide our stockholders with a substantial premium for their shares over the then-prevailing market price for the common stock. Our bylaws contain other provisions that could have an anti-takeover effect, including the following:
•	stockholders have limited ability to remove directors;

•	stockholders cannot act by written consent;

•	stockholders cannot call a special meeting of stockholders; and

•	stockholders must give advance notice to nominate directors.
Anti-takeover provisions of Delaware law could delay or prevent an acquisition of our company.
     We are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction. They could also have the effect of discouraging others from making tender offers for our common stock or preventing changes in our management.
The market price of our common stock is likely to be volatile.
     Our stock price has fluctuated widely, with closing prices ranging from $2.31 to $7.25 during the twelve month period ended December 28, 2007. Our stock price will likely continue to fluctuate in response to factors such as quarterly variations in operating results, operating results that vary from the expectations of securities analysts and investors, changes in financial estimates, changes in market valuations of competitors, announcements by us or our competitors of a material nature, additions or departures of key personnel, future sales of Common Stock and stock volume fluctuations. Also, general political and economic conditions such as recession or interest rate fluctuations may adversely affect the market price of our stock.
Future sales of our common stock could reduce our stock price.
     Our Board of Directors could issue additional shares of common or preferred stock to raise additional capital or for other corporate purposes without stockholder approval. In addition, the Board of Directors could designate and sell a class of preferred stock with preferential rights over the common stock with respect to dividends or other distributions. Sales of common or preferred stock could dilute the interest of existing stockholders and reduce the market price of our common stock. Even in the absence of such sales, the perception among investors that additional sales of equity securities may take place could reduce the market price of our common stock.

USE OF PROCEEDS
     We will not receive any proceeds from the sale of up to 7,690,849 shares of common stock offered by the selling stockholders in this prospectus. However, the shares offered for resale by Broadwood Partners, L.P. include up to 700,000 shares that Broadwood has the right to purchase from us at a price of $4 per share pursuant to a Warrant Agreement between Broadwood and STAAR dated December 14, 2007, and up to 700,000 additional shares on similar terms under a warrant agreement that STAAR may issue on June 1, 2009 based on the percentage of STAAR’s $5 million indebtedness to Broadwood that remains outstanding under a Senior Promissory Note entered into on December 14, 2007. Before reselling those shares Broadwood would be required to exercise the related warrants resulting in consideration to STAAR in the form of cash or surrendered warrant rights, as described in more detail below. We intend to use any cash received on the exercise of warrants for general corporate purposes.
     The exercise price of the Broadwood warrants may be paid in cash or, when the market price of our common stock exceeds $4 per share, by surrendering the warrants in net cashless exercise for a lesser number of shares. In a net cashless exercise, the spread value of the surrendered warrants will be determined as the amount by which the then-current market price exceeds $4 per share. Broadwood would then receive a number of shares of common stock equal to the spread value divided by the then current market price. For example, if the market price of STAAR’s common stock is $5 per share and Broadwood makes a net cashless exercise by surrendering the rights to purchase all 700,000 shares under the outstanding Warrant Agreement, it would receive in return 140,000 shares of Common Stock.
     If STAAR issues all of the additional 700,000 warrants to Broadwood, and Broadwood makes a cash exercise of all rights under the outstanding warrant and the additional warrants, STAAR would receive $5.6 million in cash consideration for the 1,400,000 shares. If Broadwood makes a net cash exercise of warrants STAAR will receive no cash but will issue a lesser number of shares as described above. Broadwood may exercise outstanding warrants by either method, or by any combination of the two methods, in full or in part, at any time at its discretion. Broadwood is not obligated to exercise any of the warrants.

SELLING STOCKHOLDERS
     The following table lists the number of shares of our common stock registered for sale by the selling stockholders under this prospectus. It also shows the total number of shares of common stock owned before and after the offering, and the percentage of our total outstanding shares represented by these amounts. The table assumes that the selling stockholders will sell all of the common stock being offered by this prospectus for its account. However, the selling stockholders have no obligation to sell any of their shares, so we cannot determine the exact number of shares it actually will sell.
     The Selling Stockholders have not had any material relationship with us during the past three years, except for the ownership of our securities and the following:
•	Canon Inc. and Canon Marketing Japan Inc. collectively owned 50% of STAAR Japan, Inc. between its formation in 1988 and December 29, 2007. During that period STAAR Japan was operated as a joint venture under the name Canon Staar Co., Inc., and in connection with the joint venture STAAR was a party to material agreements with the Canon companies, each of which owned approximately 25% of the joint venture. These agreements are described in STAAR’s quarterly report on Form 10-Q for the quarter ended September 28, 2007 in Management’s Discussion and Analysis of Financial and Results of Operation under the caption “Overview – Canon Staar Joint Venture – Background.” The material provisions of those agreements terminated on the closing of a Share Purchase Agreement with the Canon companies on December 29, 2007.

•	Broadwood Partners, L.P. has loaned us $5 million pursuant to a Senior Promissory Note entered into on December 14, 2007, which has a maturity date of December 14, 2010, and in connection with that loan we also entered into a Warrant Agreement with Broadwood on December 14, 2007. Broadwood previously loaned us $4 million pursuant to a Promissory Note entered into on March 21, 2007, which we have since repaid, and in connection with that loan we also issued to Broadwood warrants to purchase 70,000 shares of common stock at a purchase price of $6 per share under a Warrant Agreement dated March 21, 2007.
     We have been informed by the selling stockholders that they acquired the securities offered by this prospectus for their own account or the accounts of their affiliates in the ordinary course of its business, and that, at the time the selling stockholders acquired the securities, it had no agreement or understanding, direct or indirect, with any person to distribute the securities.
     The table is based on information provided by the selling stockholders, and does not necessarily indicate beneficial ownership for any other purpose. The number of shares of common stock beneficially owned by the selling stockholders is determined in accordance with the rules of the SEC. The term “selling stockholders” includes the stockholders listed below and their transferees, assignees, pledgees, donees or other successors. The percent of beneficial ownership for each selling stockholders is based on 29,475,122 shares of common stock outstanding as of April 23, 2008.

Percent of
		Percent of	Number of	Number of	Outstanding
	Number of	Outstanding	Shares of	Shares of	Shares of
	Shares of	Shares of	Common	Common	Common
	Common	Common	Stock to be	Stock	Stock
	Stock	Stock	Offered	Beneficially	Beneficially
	Beneficially	Beneficially	Pursuant to	Owned After	Owned After
	Owned Prior	Owned Prior	this	the	the
Name of Selling Stockholder	to Offering (1)	to Offering (1)	Prospectus	Offering (2)	Offering (2)
Broadwood Partners, L.P.(3)	4,590,849 (4)	15.6%	5,990,849	0	0%
724 Fifth Ave., 9th Floor New York, NY 10019

Canon Inc.	827,922 (5)	2.8%	827,922 (5)	0	0
16-6, Konan 2-chome, Minato-ku, Tokyo 108-8011 Japan

Canon Marketing Japan Inc.	872,078 (5)	3.0%	872,078 (5)	0	0
30-2, Shimomaruko 3-chome Ohta-ku, Tokyo 146-8501 Japan

(1)	The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under Rule 13d-3, the number of shares beneficially owned includes any shares as to which a person has sole or shared voting power or investment power. Shares that a person has the right to acquire within 60 days of the date of this prospectus are included in the shares owned by that person and are treated as outstanding for purposes of calculating the ownership percentage of that person, but not for any other person.

(2)	Assumes that all shares being offered by the selling stockholders under this prospectus are sold, that the selling stockholders acquires no additional shares of common stock before the completion of this offering, and that the selling stockholders disposes of no shares of common stock other than those offered under this prospectus.

(3)	Broadwood Capital, Inc. is the general partner of Broadwood Partners, L.P. As the president of Broadwood Capital, Inc., Neal C. Bradsher exercises voting and dispositive power over the shares held of record by Broadwood Partners, L.P. Mr. Bradsher also beneficially owns 25,900 shares over which he exercises sole voting and dispositive power.

(4)	Excludes 1,400,000 shares of common stock, consisting of 700,000 shares issuable pursuant to the Warrant Agreement dated December 14, 2007 and 700,000 shares potentially issuable pursuant to the Senior Promissory Note dated December 14, 2007, on the exercise of any additional warrants that will be granted on June 1, 2009 based on the remaining balance then outstanding on the $5 million principal indebtedness under the Senior Promissory Note dated December 14, 2007. This prospectus covers the resale of those 1,400,000 shares, but pursuant to Rule 13d-3 those shares are not deemed beneficially owned by Broadwood Partners, L.P. on the date of this prospectus. The 70,000 shares of common stock issuable to Broadwood Partners, L.P. on exercise of the Warrant Agreement dated March 14, 2007 are also not deemed beneficially owned on the date of this prospectus pursuant to Rule 13d-3.

(5)	Shares of common stock issuable on conversion of Series A Convertible Preferred Stock.

PLAN OF DISTRIBUTION
     On December 29, 2007, STAAR issued a total of 1,700,000 shares of Series A Convertible Preferred Stock to Canon Inc. and Canon Marketing Japan Inc. as part of the purchase price paid by STAAR for the Canon companies’ interests in STAAR Japan, Inc. Each share of the Series A Convertible Preferred Stock is convertible into one share of STAAR’s common stock at any time at the option of the holder until December 29, 2012, at which time all of the Series A Convertible Preferred Stock will convert into common stock at the same one-for-one ratio. The up to 1,700,000 shares of Common Stock issuable on conversion of the Series A Convertible Preferred Stock may be offered and resold by the holders as described in this prospectus.
     On December 14, 2007, STAAR entered into a Senior Promissory Note and Warrant Agreement with Broadwood Partners, L.P. The Warrant Agreement gives Broadwood Partners, L.P. the right the right to purchase up to 700,000 shares of Common Stock at an exercise price of $4.00, exercisable for a period of six years. The Senior Promissory Note also provides that if the Company has any indebtedness outstanding on the Senior Promissory Note on June 1, 2009, it will issue additional warrants on the same terms as those set forth in the Warrant Agreement in a number equal to 700,000 times the percentage of the original $5 million principal that remains outstanding. The up to 1,400,000 shares of Common Stock issuable on exercise of the outstanding warrants and any additional warrants may be offered and resold by the holder as described in this prospectus.
     If Broadwood’s investment in STAAR results in Broadwood being deemed a “control person” of STAAR, Broadwood will be subject to restrictions on its ability to offer or resell STAAR securities without registration. Accordingly, in connection with the Broadwood Senior Promissory Note STAAR agreed to register for resale 4,590,849 shares of common stock currently owned by Broadwood to preserve the liquidity of those shares if Broadwood is deemed a control person of STAAR.
     The selling stockholders and their successors, including their transferees, pledgees or donees, may sell the shares covered by this prospectus from time to time for their own account. They will act independently of us in making decisions regarding the timing, manner and size of each sale. They may sell their shares on the Nasdaq Global Market or other exchanges, in the over-the-counter market or in privately negotiated transactions. They may sell their shares directly or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders or from the purchasers of the shares. The compensation received by a particular underwriter, broker, dealer or agent might exceed customary commissions.
     The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices.
     The selling stockholders may sell their shares through any of the following methods or any combination of these methods:
•	purchases by a broker or dealer as a principal and resale by that broker or dealer for its own account under this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers, which may include long or short sales made after the effectiveness of the registration statement of which this prospectus is a part;

•	cross trades or block trades in which the broker or dealer engaged to make the sale will attempt to sell the securities as an agent, but may position and resell a portion of the block as a principal to facilitate the transaction;

•	through the writing of options;

•	in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales made through agents;

•	any combination of the above transactions; or of any other lawful method.
     In addition, any securities covered by this prospectus that qualify for sale in compliance with Rule 144 promulgated under the Securities Act of 1933 may be sold under Rule 144 rather than under this prospectus.
     The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of common stock in the course of hedging the positions it assume with the selling stockholders.
     The selling stockholders also may sell shares short and redeliver the shares to close out these short positions. The selling stockholders may enter into options or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer the shares covered by this prospectus (which may be amended or supplemented to reflect the transaction). The selling stockholders also may loan or pledge the shares to a broker-dealer or another financial institution. If a selling stockholder defaults on the loan or the obligation secured by the pledge, the broker-dealer or institution may sell the shares so loaned or pledged under this prospectus (which may be amended or supplemented to reflect the transaction).
     Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders. A broker-dealers or agents may also receive compensation from the purchasers for whom it acts as agent or to whom it sell as principal, or both. Compensation received by a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale.
     Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with sales of shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act.
     Each of the selling stockholders has advised us that it has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of its securities and that there is no underwriter or coordinating broker acting in connection with the proposed sale of shares by any of the selling stockholders.

     We have agreed to maintain the effectiveness of the registration statement of which this prospectus is a part until the earlier of the date the selling stockholder can sell the shares offered in this prospectus without registration under Rule 144(k) or the date all of the shares offered in this prospectus are sold.
     We have agreed with Broadwood that if the registration statement does not become effective by May 12, 2008 and remain effective for the period described above (excluding any suspension period or earnings suspension), we will issue 30,000 additional warrants to purchase shares of our common stock to Broadwood for each calendar month or partial month during which the registration statement is not effective. We agreed with the Canon companies that if the registration statement does not become effective by June 26, 2008 and remain effective for the period described above (excluding any suspension period or earnings suspension), we will issue an aggregate of 30,000 shares of our common stock to the Canon companies for each calendar month or partial month during which the registration statement is not effective. We have agreed that the shares of common stock issuable upon exercise of those additional warrants by Broadwood, and the additional shares of Common Stock issued to the Canon companies, are entitled to registration rights similar to those being provided by this registration statement.
     We may suspend the selling stockholders’ rights to resell shares under this prospectus for limited periods if required to do so by regulatory action or because material information or events affecting us are not adequately disclosed in the then available prospectus.
     We have agreed to pay the expenses of registering the shares under the Securities Act, including registration and filing fees, printing expenses, administrative expenses and specified legal and accounting fees. The selling stockholders will bear all discounts, commissions or other amounts payable to underwriters, dealers or agents as well as fees and disbursements for legal counsel retained by any selling stockholders. We have also agreed to indemnify the selling stockholders against liabilities, including certain liabilities under the Securities Act.
     The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of shares against liabilities, including liabilities arising under the Securities Act.
     Because the selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act, if applicable. If we are required to supplement this prospectus or post-effectively amend the registration statement to disclose a specific plan of distribution of the selling stockholder, the supplement or amendment will describe the particulars of the plan of distribution, including the shares of common stock, purchase price and names of any agent, broker, dealer, or underwriter or arrangements relating to any such entity or applicable commissions.
     Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, no person engaged in the distribution of the shares may simultaneously engage in market making activities with respect to our common stock for a restricted period before the commencement of the distribution. In addition, the selling stockholder will be subject to applicable provisions of the Securities Exchange Act and the associated rules and regulations under the Securities Exchange Act, including Regulation M, the provisions of which may limit the timing of purchases and sales of the shares by the selling stockholder.
     We will make copies of this prospectus available to the selling stockholders and have informed the selling stockholders of the need to deliver copies of this prospectus to purchasers at or before the time of any sale of the shares.
     Our common stock is traded on the Nasdaq Global Market under the symbol “STAA.” The transfer agent for our shares of common stock is American Stock Transfer & Trust Co., 59 Maiden Lane, New York, NY 10038.

LEGAL MATTERS
     The validity of the issuance of the common stock offered by us in this offering will be passed upon for us by Charles Kaufman, Esq. Mr. Kaufman, who participated in the preparation of this prospectus and the related registration statement, is employed by STAAR as its Vice President and General Counsel, owns 8,000 shares of our Common Stock and holds options to purchase 70,000 shares of our Common Stock.
EXPERTS
     The consolidated financial statements and schedules as of December 28, 2007 and December 29, 2006 and for each of the three fiscal years in the period ended December 28, 2007 and management’s assessment of the effectiveness of internal control over financial reporting as of December 28, 2007 incorporated by reference in this Prospectus by reference to the Annual Report on Form 10-K for the fiscal year ended December 28, 2007 have been so incorporated in reliance on the reports of BDO Seidman, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
     We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s public reference rooms at 100 F. Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available on the SEC’s web site at http://www.sec.gov.
INFORMATION INCORPORATED BY REFERENCE
     The SEC allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) (other than information contained in Current Reports on Form 8-K under Item 7.01 or Item 2.02 that is deemed furnished and not filed), after the date of the prospectus but before the end of any offering made under this prospectus The SEC allows us to provide you with important information about our company by referring you to other documents we have filed with the SEC and made available on the SEC’s website. When we incorporate information by reference in this manner in this prospectus, the information is considered to be part of the prospectus supplement. We incorporate by reference the documents listed below:
•	our Annual Report on Form 10-K for our fiscal year ended December 28, 2007;

•	our Proxy Statement for the Annual Meeting of Stockholders to be held on May 15, 2008, filed with the SEC on April 14, 2008; and

•	the description of our common stock contained in our amended registration statement on Form 8-A/A filed with the SEC on April 18, 2003, including any amendment report filed for the purpose of updating that description.
     If a document we subsequently file with the SEC contains information that modifies or supersedes any statement made in this prospectus or the documents incorporated by reference in this prospectus, then the statement originally included in this prospectus or the document incorporated by reference will be treated as modified or replaced in its entirety by the later information.
     You may request a copy of these filings at no cost, by writing or telephoning us at the following address: Corporate Secretary, 1911 Walker Avenue, Monrovia, California 91016. (626) 303-7902. Exhibits to these filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this document.
     To the extent that any statement in this prospectus is inconsistent with any statement that is incorporated by reference and that was made on or before the date of this prospectus, the statement in this prospectus will supersede such incorporated statement. The incorporated statement will not be deemed, except as modified or superseded, to constitute a part of this prospectus, the accompanying prospectus or the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement.